February 18, 2010

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard STAR Funds; File No. 002-88373

Dear Mr. Sandoe,

     The following responds to your comments of February 9, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 57 that was filed on December 22, 2009 pursuant to Rule 485(a).

Comment 1: Developed Markets Index Fund; Total International Stock Index Fund–Prospectus: Fees and Expenses

Comment: Delete footnote #1 to the fee table that describes the application of the redemption fee. Form N-1A does not permit this information in the summary section.

Response: Vanguard believes that footnote #1 provides important and material information to investors about the Fund’s redemption fee. We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables. We believe that retaining footnote #1 to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds and could impact an investor’s investment decision. For these reasons, we will retain footnote #1.

Comment 2: All Funds in the Registrant (as applicable) – Prospectus: Average Annual Total Return Table

Comment: Delete the footnote to the table that defines, and provides returns for, the “since-inception” period.

Response: We have modified the table to include this disclosure in a column within the table rather than in a footnote.

Christian Sandoe, Esq.
February 18, 2010

Comment 3: All Funds in Registrant – Tax Information

Comment: Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain. Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response: We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s, 401(k) rollovers). Accordingly, we will not add the requested disclosure. We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 4: Lifestrategy Income Fund – Prospectus: Fund Summary—Investment Objective

Comment: Modify the Fund’s Investment Objective to indicate that capital appreciation is a secondary, not a primary, objective.

Response: Current income is a primary objective of the Fund and is indicated as such in the current description of the Fund’s investment objective; thus, we will not make the requested change. As noted in the objective, the Fund seeks to provide current income and “some capital appreciation.” We believe that the use of the modifier “some” clearly indicates that capital appreciation is a secondary objective to the goal of providing current income.

Comment 5: Lifestrategy Funds in Registrant (as applicable) – Prospectus: Fund Summary—Primary Investment Strategies

Comment: In the Primary Investment Strategy section, disclose: (a) the dollar-weighted average maturity of the Fund’s indirect bond holdings, and (b) the credit quality of the Fund’s indirect bond holdings.

Response: The maturity and credit quality of each Fund’s indirect bond holdings are not part of a primary investment strategy of each Fund, and thus we do not believe that it is appropriate to disclose this information in the Primary Investment Strategy section of the prospectus. We note that this information is disclosed in much greater detail in the “Investing in Vanguard Lifestrategy Funds” section, particularly as it relates to the holdings of the various underlying Vanguard funds in which each Lifestrategy fund invests.

Christian Sandoe, Esq.
February 18, 2010

Comment 6: All Funds in Registrant (as applicable) – Prospectus: Fees and Expenses

Comment: In the text immediately preceding the Annual Total Returns table, please replace “The last line item” with the text (index name) actually contained in the last line item of the table.

Response: We will, in each relevant paragraph as applicable, replace “last line item” with the relevant index name for improved clarity.

Comment 7: All Funds in Registrant (as applicable) – Annual Total Returns

Comment: Delete the footnote to the fee tables that describes the account service fee. Item 3 of Form N-1A does not permit this information in the summary section.

Response: We will revise the disclosure and remove the account service fee footnote.

Comment 8: All Funds in Registrant (as applicable) – Annual Total Returns

Comment: In the text immediately preceding the Annual Total Returns table, remove the following sentence “Effective April 1, 2009, the Dow Jones Wilshire 5000 Composite Index was rebranded to the Dow Jones U.S. Total Stock Market Index.” Please also remove other narrative text describing the composition and name, current and/or historic, of the various relevant indexes for the reason that there is too much detail included in the Index description.

Response: We believe that the disclosure in this paragraph describing the various indexes is important information that helps investors understand the composition of the various indexes being displayed in the Annual Total Returns table; therefore it is appropriate to include this type of disclosure in this paragraph.

Comment 9: SAI

Comment: Please include each Fund’s ticker symbol on the front page of the SAI.

Response: We will update the front page of the SAI to include the ticker symbols.

Comment 10: Tandy Requirements

As required by the SEC, each Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Sandoe, Esq.
February 18, 2010

     Please contact me at (610) 669-5284 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Lisa L.B. Matson, Esq.

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